

Mail Stop 3561

June 7, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Paul M. Bonaiuto
Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53203

   Re: **Journal Communications, Inc.**
     Form 10-K for the year ended December 31, 2006
     File No. 001-31805

Dear Bonaiuto:

   We have reviewed your filingand have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis

Overview, page 35

1. The overall assessment of your businesses highlights the financial performance of your broadcasting business while, at the same time, hedging the disclosure with respect to declines in your publishing business by discussing the successful introduction of Web-based initiatives and the growth in your distribution and commercial print businesses. Due to the significance of your publishing business, we believe it should be discussed first (consistent with your overall MD&A presentation), and that such discussion should highlight known material trends, both for your operations and for the industry as a whole. In this regard, we note your disclosure on page 39 regarding the decrease in retail and classified automotive advertising and how such decrease is consistent with the national trend. However, there is no specific discussion of this national trend, and its underlying reasons, and whether you expect such trend to continue in the future. See Item 303(a)(3)(ii) of Regulation S-K.

Financial Statements

Note 5 – Commitments, page 76

2. Please confirm to us and revise your disclosure to indicate that you amortize rent expense related to leases with rent escalation clauses on a straight-line basis.

Note 10 – Acquisition and Sale, page 84

3. We note your disclosure here and elsewhere in your filing that you engage a third party independent valuation firm to assist in both the preliminary and final phases of the asset allocation process associated with the acquisition of the three television stations acquired during fiscal 2005. We also note that you filed a Form S-8 on May 22, 2007 in which your 2006 Form 10-K was incorporated by reference.   Such disclosure assigns responsibility for such valuation to an entity other than management, an "expert." As such, this expert must be explicitly named in your Form 10-K and a consent from such expert must be filed under Exhibit 23 when the document is incorporated by reference into a registration statement and/or in the registration statement itself, as applicable. Refer to Item 601 of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief